Filed by Interwoven, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: iManage, Inc.
Registration Statement File No.: 333-108262

The following information has been and will be presented by Interwoven, Inc. management in presentations to employees of iManage, Inc.

Interwoven Culture

INTERWOVEN

Customer Focused

Open

Dynamic

Smart

Fast

Frugal

Apolitical

Slide 2

Our Interwoven Values

Passionate about customer acquisition,
retention, and satisfaction.

Open minds. Open doors.

We embrace change.

About what we do and what we don’t do.

Make decisions and move quickly.

Spend wisely. Drive activity wisely.

Honest, collegial, and respectful in all
of our dealings.

On Culture… Things we Value:

Customer orientation

Revenue focus

Action orientation

Folks who propose solutions

As opposed to “problem pointer outers”

Open, honest, straightforward communication

Why a “slap in the face” is a good thing

Voicemail

Remember the human touch

Email is not an appropriate debate medium

More Things we Value...

Speed and a sense for what’s important

Punctuality

Dialogue that includes “yes, and…”

Build on others’ ideas

Folks who are in “Quadrant Two”…

URGENCY

High

Low

IMPORTANCE

High

Low

2

Guidelines for Focusing Activity

Being in Quadrant Two...

Things we Hate...

Things we Hate Strongly Discourage

Interwoven Confidential

INTERWOVEN

Things we ~~Hate~~ Strongly Discourage

Slide 8

Interwoven Confidential

Misuse of email

As a debate medium

Massive volleys

Respect for colleagues begins with respect for their time

cc for cya

A personal dislike:  any email longer than one screen

Meetings with no agenda or sense for what’s
important

Unkept commitments

More Things Personal Dislikes:

Asking me to iron out an interpersonal difference that
you haven’t first worked hard to iron out yourself

Criticism of colleagues

Attack issues, never the people attached to them!

Folks who don’t “seek first to understand…”

Indecision and inflexibility

Questions You’ll Always Hear…

What do customers and prospects think?

How many customers have you talked to?

What do key sales managers think?

If we do it, will they sign up for incremental revenue?

What do our competitors do in this area?

How is our approach better?  Would customers agree?

How will you measure success and ROI?

More Questions You’ll Hear...

On prioritization:

Is this the best use of “X” thousands of dollars (or man-months) in your shop right now?

So, what comes off the apple cart?

How’s your team?

INTERWOVEN

Politics

Slide 12

Interwoven Confidential

Marking the Landmine...

Politics… What is it?

Gossip

Faction building (on a non-business issue)

Maneuvering (on a non-business issue)

Attacking individuals

Attack issues, never the people attached to them

Grudges, vendettas, power-mongering

Personal dislikes which affect business
judgement

INTERWOVEN
Customer Focused
Open
Dynamic
Smart
Fast
Frugal
Apolitical

Slide 14

Interwoven Confidential

Acid Tests for Avoiding Politics...

Would a customer see value in your activity?

Would a shareholder see value in your activity?

What would your mother say?

Interwoven Confidential

Slide

1

Our Interwoven Values

Passionate about customer
acquisition, retention, and satisfaction.

We embrace change.

About what we do and what we
don’t do.

Make decisions and move quickly.

Spend wisely. Drive activity
wisely.

Honest, collegial, and respectful in
all of our dealings.

Open minds. Open doors.

Tips for Diffusing the Bomb

Avoiding Gossip:

“Gee, that’s too bad, sounds like you ought to talk
with Sally directly about that though…”

Defending the absent:

“Well, Fred’s not here right now, let’s ask him to join
us and then see if we can get at the business issue
involved here…”

Retaining revenue and customer focus:

“Golly, that’s too bad, but what does that have to do
with dominating ECM?”

Don’t allow Politics to ....

Slow us down

Undermine team effectiveness and morale

Hinder our ability to build shareholder value

Lead to the kind of company we all came to
Interwoven to escape

Cost you your job

Interwoven’s Management Philosophy

Hire smart and collegial and flexible colleagues

Ensure we’re all aligned and focused on the
same objectives

Provide and solicit constructive feedback on:

business performance

personal performance

Be accountable to our Corporate Values!

INTERWOVEN

Customer Focused

Open

Dynamic

Smart

Fast

Frugal

Apolitical

Slide 18

Our Interwoven Values

Passionate about customer acquisition,
retention, and satisfaction.

Open minds. Open doors.

We embrace change.

About what we do and what we don’t do.

Make decisions and move quickly.

Spend wisely. Drive activity wisely.

Honest, collegial, and respectful in all
of our dealings.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On August 27, 2003, in connection with the proposed merger transaction involving Interwoven and iManage, Interwoven filed with the SEC a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. Any offer of securities will only be made pursuant to a final joint proxy statement/prospectus. Investors and security holders are urged to read this filing because it contains important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of this document and other documents filed with the Securities and Exchange Commission at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the Interwoven documents filed with the SEC by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the iManage documents filed with the SEC by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

The officers and directors of Interwoven and iManage may have interests in the merger, some of which may differ from those of the stockholders of Interwoven and iManage generally. In addition, Interwoven and iManage, their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in favor of the merger from the stockholders of Interwoven and iManage. Information about the directors and officers of Interwoven and iManage and the interests they may have in the merger is available in the joint proxy statement/prospectus which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on August 27, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for Interwoven’s 2003 annual meeting of stockholders filed with the SEC on April 28, 2003.  Additional information regarding the directors and executive officers of iManage is also included in the proxy statement for iManage’s 2003 annual meeting of stockholders filed with the SEC on April 25, 2003.